Exhibit 99.1

News Release
Alexco Mails Information Circular in Connection
with Annual General Meeting of Shareholders

May 5, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) is pleased to announce that it has mailed a notice of meeting and management information circular to the shareholders of record as of April 22, 2016 in connection with its Annual General Meeting of shareholders to be held at Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, on Thursday, June 9, 2016, at 1:30 p.m. Pacific time.
Your vote is important regardless of the number of shares you own.
Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and the Company's website at www.alexcoresource.com on the Annual General Meeting page.
The Board of Directors of Alexco recommends that shareholders vote in favour of all proposed items.

HOW TO VOTE

Registered Holders are asked to return their proxies by June 7, 2016 at 1:30 p.m. (Pacific Time) using one of the following methods:
INTERNET:	Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.
TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.
MAIL:	Complete, date and sign the form of proxy and return it using the envelope enclosed to: Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

Beneficial Holders are asked to vote by June 6, 2016 at 1:30 p.m. (Pacific Time) using one of the following methods:
INTERNET:	Vote online at www.proxyvote.com using the control number located on the voting instruction form.
TELEPHONE:	Call 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH).
MAIL:	Complete, date and sign the voting instruction form and return it in the return envelope enclosed.

Shareholders who have questions or have not received their proxy or voting instruction form may contact Alexco's Proxy Solicitation Agent:
Laurel Hill Advisory Group
Toll free:  1-877-452-7184 or 416-304-0211
Email:  assistance@laurelhill.com

Contact
Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com
Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.